Exhibit 99.1 Press release

WiLAN Reports Third Quarter 2015 Financial Results and Announces Plan to Reposition for Long-Term Growth

•Reduces Operating Cost Structure
•CEO Skippen to Postpone Retirement

OTTAWA, Canada – November 4, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today reported financial results for the third quarter of fiscal 2015 which ended September 30, 2015. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Third Quarter 2015 Highlights

•	Revenues of $21.4 million
•	Adjusted earnings* of $12.2 million, or $0.10 per basic share representing 57% of revenues
•	GAAP net earnings of $0.8 million, or $0.01 per basic share
•	Trailing twelve month revenues and adjusted earnings were $98.9 million and $56.0 million, respectively
•	Signed 11 licenses in Q3 2015 and 28 licenses YTD Q3 2015
•	Backlog (future revenues from signed patent license agreements) at September 30, 2015 was in a range of $190.0-$225.0 million
•	Cash and cash equivalents and short-term investments at September 30, 2015 of $95.6 million
•	Returned $5.1 million to shareholders in dividend payments

Subsequent to Third Quarter 2015

•	Acquired a major portfolio of approximately 3,300 patents from Freescale Semiconductor Inc.
•	Announced restructuring of operations, which is expected to save approximately $8.0-$10.0 million in annual expenses
•	Announced change in annual dividend from CDN $0.21 per share to CDN $0.05 per share
•	CEO Jim Skippen postpones retirement and will remain in his current role for a minimum of three years

“It is well understood that the environment for patent licensing companies has been undergoing a number of changes that have significantly altered the performance and outlook for IP market participants,” said Jim Skippen, CEO of WiLAN. “Against this backdrop, WiLAN has chosen to make a number of difficult decisions regarding our staffing and resource allocation. We believe these steps are essential to the long-term growth and strength of our business, and to our ability to continue delivering healthy profit margins.”

“I firmly believe we can prosper in an IP market that is under pressure from a changing legal environment,” continued Mr. Skippen. “WiLAN remains one of the strongest and most successful companies in the patent licensing sector, but that positioning was in jeopardy without some change. We believe that by focusing on our high quality portfolio, acquiring new quality patents, drawing on

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the very deep bench strength of our team and prudently managing our cash flow, we can build on our reputation and remain a dominant long-term player in our evolving marketplace.”

Corporate Restructuring

Restructuring activities began in October and are expected to be completed by December 2015. As part of its restructuring, WiLAN will look to spin-out its R&D unit and retain a minority ownership interest. Going forward, the Company will focus its growth efforts on monetizing its existing patent portfolio and acquiring additional high quality patents, as it has done recently with the acquisition of patents from Freescale and Qimonda.  High quality means a portfolio with a large number of valuable patents with a strong pedigree from an industry leader.

When completed, the restructuring is expected to result in a reduction of cash operating expenses by $8.0-$10.0 million per annum. The restructuring is expected to impact approximately 30% of the Company’s workforce.

Mr. Skippen added: “WiLAN will emerge as a leaner organization that is well-positioned to invest in growing, monetizing and defending our high quality patent portfolio. Between the addition of the Qimonda portfolio and the Freescale portfolio, which was also announced today, we have acquired more than 10,000 high quality patents in just the last two quarters, and we now have five times more patents than we did just a year ago.”

WiLAN Chairman, Paul McCarten said, “Given the scope of changes taking place in the IP market and the necessary adjustments required at WiLAN, we approached Jim and asked him to reconsider his retirement plans. We are delighted that he has agreed to stay on for at least three more years. As we navigate a challenging marketplace and a transition phase at WiLAN, Jim will provide the continuity and experienced leadership necessary to steer WiLAN towards our long-term growth opportunities.”

Dividend Announcement

The Company’s Board of Directors (the “Board”) has decided to reduce WiLAN’s annual dividend from CDN $0.21 to CDN $0.05 per share. The Board believes this is a prudent step to support the Company’s efforts to adapt to an evolving and challenging patent licensing business environment and to position the Company for long-term growth opportunities. WiLAN will focus its cash resources on monetizing its existing patent portfolio and acquiring other high quality patents, which in the view of management and the Board, present the best use of capital to create value for shareholders.

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As always, future dividend payments will be subject to an ongoing evaluation and approval by the Board on a quarterly basis. The decision as to the amount and timing of future dividends paid by WiLAN, if any, will be made by the Board in light of the Company’s financial position, capital requirements and growth plans. There can be no assurance as to whether any such future dividend will be declared or, if declared, as to the amount and timing of the payment of any such future dividends.

The Board has declared an eligible quarterly dividend of CDN $0.0125 per common share to be paid on January 6, 2016 to shareholders of record on December 15, 2015.

Backlog Update

The Company‘s estimated backlog position is in a range of $190.0-$225.0 million. WiLAN’s backlog consists of the value of signed license agreements characterized as having fixed periodic payments, plus management's estimate of revenues to be reported and collected under signed running royalty license agreements. The Company expects the majority of these revenues to be collected over the next three fiscal years with some license agreements extending to more than seven years.

WiLAN’s estimated revenue backlog represents its estimates of revenues yet to be recorded from signed license agreements. These estimates consider the market forecasts for the technologies covered within the Company's patent portfolio, publicly available and, in certain cases, privately provided forecasts for existing licensees' product sales, and the relevant license rates in effect in these signed agreements. The timing of license agreement closings, breadth and depth of product portfolios licensed, and other external market forces may cause the Company's estimated revenue backlog to vary from one reporting period to the next.

Third Quarter 2015 Revenue Review

In the three month period ended September 30, 2015, WiLAN generated revenues of $21.4 million, compared with $24.6 million in the three month period ended September 30, 2014. The decrease in revenues is primarily attributable to the completion of fixed quarterly payments for certain license agreements executed in previous years.

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Third Quarter 2015 Operating Expense Review

Cost of revenue expenses

In the three month period ended September 30, 2015, cost of revenue totaled $16.7 million compared with $17.6 million in the corresponding period last year. The decrease in expenses is primarily attributable to lower litigation, contingent partner payments and legal fees, and compensation costs, offset by increased spending in patent maintenance and prosecution activities and increased amortization expense.

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Compensation and benefits	$1,447	$1,750	$5,391	$6,021
Litigation	1,727	3,072	11,112	6,437
Contingent partner payments & legal fees	441	1,615	1,217	1,615
Patent maintenance, prosecution, and evaluation	3,019	1,692	5,715	5,095
Amortization of patents	9,739	8,903	27,744	25,626
Stock-based compensation	128	262	366	715
Other	201	345	754	1,232
	$16,702	$17,639	$52,299	$46,741

For the three months ended September 30, 2015, litigation expenses amounted to $1.7 million compared with $3.1 million for the same period last year. Third quarter 2015 litigation expenses were 30% below the mid-point of guidance provided in the Company’s second quarter 2015 financial results press release of $2.0 to $2.8 million. The Company has significantly increased the level of effort in ongoing patent infringement litigation activities, however, it has controlled its overall expense level. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter.

Patent maintenance and prosecution expenses increased over the same period last year as a result of the increased number of patents and applications the Company currently maintains. The Company is actively working to reduce the number on non-core patents in its portfolio through a combination of strategic sales, lifetime licenses, and in certain cases the abandonment of several patents and applications.

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Marketing, general, and administrative expenses

In the third quarter ended September 30, 2015, MG&A expenses amounted to $1.4 million, compared with $2.7 million in the third quarter ended September 30, 2014. The decrease in MG&A spending is primarily attributable to a decrease in compensation and benefits and stock-based compensation, as well as lower overall spending in all other categories.

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Compensation and benefits	$815	$1,216	$2,764	$3,201
Depreciation	104	129	320	454
Stock-based compensation	72	203	260	946
Public company costs	255	532	980	1,835
Facilities	138	162	439	525
Other	32	450	1,116	1,473
	$1,416	$2,692	$5,879	$8,434

Foreign Exchange

In the third quarter ended September 30, 2015, the Company incurred a foreign exchange loss of $0.6 million. Unrealized foreign exchange gains and losses result from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at year end as well as the revaluation of foreign exchange contracts held at quarter end. At September 30, 2015, WiLAN held foreign exchange forward contracts with a notional value of $2.5 million that matured in October 2015.

Third Quarter 2015 Earnings Review

In the third quarter ended September 30, 2015, WiLAN generated adjusted earnings of $12.2 million or $0.10 per basic share, compared with $13.2 million or $0.11 per basic share, in the previous year comparative period. The decrease in adjusted earnings for the three months ended September 30, 2015 is primarily attributable to decreased revenues.

The Company’s GAAP earnings amounted to $0.8 million, or $0.01 per share on a basic level in the three month period ended September 30, 2015 compared with a GAAP loss of $0.4 million, or Nil per share on a basic level, in the same period last year.

Third Quarter 2015 Balance Sheet and Cash Flow Review

At September 30, 2015, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $95.6 million, representing a decrease of $32.0 million from the cash position at December 31, 2014. The decrease is primarily attributable to $15.6 million returned to shareholders in dividend and share buyback payments and $49.0 million in payments for patents acquired in the current and previous fiscal years, offset by the generation of $32.8 million from operations. The Company’s cash equivalents and short-term investments include T bills, term deposits and GICs.

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Fourth Quarter 2015 Financial Guidance

Cash operating expenses for the fourth quarter 2015 are expected to be in the range of $10.8 million to $13.2 million, of which $2.0 million to $2.5 million is expected to be litigation expense. These expenses exclude any costs related to the restructuring activities to be undertaken in the fourth quarter of 2015.

Conference Call Information – November 4, 2015 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time. WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will host the call.

Calling Information

A live audio webcast will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=174351

•To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)

•To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=174351 and accessible by telephone until 11:59 PM ET on February 4, 2016.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13620238

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Non-GAAP Disclosure*

WiLAN follows U.S.GAAP in preparing its interim and annual financial statements. We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring charges, incentive buy-out, success fee, transaction costs, investment income, debenture financing costs, provision for income taxes, and certain other charges all as disclosed in the reconciliation of net earnings/loss to adjusted earnings included in this press release. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. Adjusted earnings is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. Adjusted earnings should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S.

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GAAP or as a measure of liquidity.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “Backlog (future revenues from signed patent license agreements) at September 30, 2015 was”, “which is expected to save”, “we believe”, our ability to continue delivering healthy profit margins”, “I firmly believe”, “we can build on our reputation and remain”, “are expected to be”, “the Company will focus”, “the restructuring is expected to”, “WiLAN will emerge”, “the Board believes”, “WiLAN will focus”, “in the view of management and the Board”, “the Company’s estimated backlog position is in a range of”, “management’s estimate of revenues to be reported and collected”, “the Company expects”, “WiLAN’s estimated revenue backlog represents”, “these estimates consider”, “the timing of license agreement closings, breadth and depth of product portfolios licensed, and other external market forces may cause”, “litigation expenses are expected to vary”, “the company is actively working to”, “are expected to be” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The above targets for the three month period ending December 31, 2015 reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain expense items, such as new litigation actions, contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed in any particular quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual expenses incurred may exceed the expense guidance provided due, in part, to contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed during the quarter.

Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Dave Mason

Investor Relations

C: 416.985.3647

E: dave.mason@loderockadvisors.com

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Wi-LAN Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)
	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Revenue
Royalties	$21,438	$24,576	$76,838	$76,209

Operating expenses
Cost of revenue	16,702	17,639	52,299	46,741
Research and development	586	576	2,018	1,844
Marketing, general and administration	1,416	2,692	5,879	8,434
Foreign exchange loss (gain)	600	1,077	2,894	1,354
Total operating expenses	19,304	21,984	63,090	58,373
Earnings from operations	2,134	2,592	13,748	17,836
Investment income	90	124	331	402
Earnings before income taxes	2,224	2,716	14,079	18,238

Provision for income tax expense
Current	839	928	2,873	3,708
Deferred	556	2,163	4,177	5,337
	1,395	3,091	7,050	9,045
Net and comprehensive earnings (loss)	$829	$(375)	$7,029	$9,193

Earnings per share
Basic	$0.01	$(0.00)	$0.06	$0.08
Diluted	$0.01	$(0.00)	$0.06	$0.08

Weighted average number of common shares
Basic	120,790,348	120,211,493	120,678,490	119,991,276
Diluted	120,790,986	120,211,493	120,698,225	120,297,384

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Wi-LAN Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	September 30, 2015	December 31, 2014
Current assets
Cash and cash equivalents	$94,478	$126,311
Short-term investments	1,161	1,336
Accounts receivable	4,234	2,198
Prepaid expenses and deposits	933	494
	100,806	130,339

Loan receivable	1,433	1,268
Furniture and equipment, net	1,727	1,894
Patents and other intangibles, net	154,426	146,485
Deferred tax asset	16,408	20,585
Goodwill	12,623	12,623
	$287,423	$313,194

Current liabilities
Accounts payable and accrued liabilities	$15,698	$18,915
Current portion of patent finance obligation	9,138	17,418
	24,836	36,333

Patent finance obligation	22,132	27,465
Success fee obligation	1,124	3,639
	48,092	67,437

Shareholders' equity
Capital stock	427,731	426,037
Additional paid-in capital	16,404	16,375
Accumulated other comprehensive income	16,225	16,225
Deficit	(221,029)	(212,880)
	239,331	245,757
	$287,423	$313,194

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Wi-LAN Inc.
Condensed Consolidated Statements of Cash Flow
(Unaudited)
(in thousands of United States dollars)
	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cash generated from (used in)
Operations
Net earnings	$829	$(375)	$7,029	$9,193
Non-cash items
Stock-based compensation	220	502	702	1,719
Depreciation and amortization	9,848	9,046	28,078	26,187
Foreign exchange loss	480	651	1,153	651
Disposal of assets	—	(5)	—	1
Deferred income tax expense	556	2,163	4,177	5,337
Accrued investment income	(55)	(47)	(165)	(139)
Change in non-cash working capital balances
Accounts receivable	12,179	(1,701)	(2,036)	5,657
Prepaid expenses and deposits	534	(124)	(439)	(884)
Payments associated with success fee obligation	(854)	(869)	(2,999)	(3,278)
Accounts payable and accrued liabilities	(433)	1,436	(2,644)	146
Cash generated from operations	23,304	10,677	32,856	44,590
Financing
Dividends paid	(5,077)	(4,510)	(15,265)	(13,359)
Common shares repurchased under normal course issuer bid	—	(297)	(329)	(423)
Common shares issued for cash on the exercise of options	—	52	1,269	696
Common shares issued for cash from Employee Share Purchase Plan	—	—	81	89
Cash used in financing	(5,077)	(4,755)	(14,244)	(12,997)
Investing
Sale of short-term investments	—	69	—	73
Purchase of furniture and equipment	(54)	(44)	(170)	(371)
Purchase of patents and other intangibles	(36,134)	(19,219)	(49,297)	(36,327)
Cash used in investing	(36,188)	(19,194)	(49,467)	(36,625)
Foreign exchange loss on cash held in foreign currency	(400)	(651)	(978)	(651)

Net cash and cash equivalents used in the period	(18,361)	(13,923)	(31,833)	(5,683)
Cash and cash equivalents, beginning of period	112,839	138,634	126,311	130,394
Cash and cash equivalents, end of period	$94,478	$124,711	$94,478	$124,711

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Wi-LAN Inc.
Reconciliation of GAAP Net Earnings to Adjusted Earnings
(in thousands of United States dollars, except share and per share amounts)
	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Net earnings (loss) under GAAP	$829	$(375)	$7,029	$9,193

Adjusted for:
Unrealized foreign exchange (gain) loss	(72)	903	1,030	410
Depreciation and amortization	9,848	9,046	28,078	26,187
Stock-based compensation	220	502	702	1,719
Disposal of assets	—	(5)	—	1
Income tax expense	1,395	3,091	7,050	9,045
Adjusted earnings	$12,220	$13,162	$43,889	$46,555

Adjusted earnings per basic share	$0.10	$0.11	$0.36	$0.39
Earnings per basic share under GAAP	$0.01	$(0.00)	$0.06	$0.08

Weighted average number of common shares
Basic	120,790,348	120,211,493	120,678,490	119,991,276

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